                                  FORM 8-A/A-2

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                For registration of certain classes of securities
                     pursuant to section 12(b) or (g) of the

                         Securities Exchange Act of 1934

                             Charming Shoppes, Inc.
             (Exact name of registrant as specified in its charter)

            Pennsylvania                                           23-1721355
            ------------                                           ----------
(State of incorporation or organization)                (I.R.S. Employer Identification No.)


450 Winks Lane, Bensalem, Pennsylvania                               19020
--------------------------------------                              -------
(Address of principal executive offices)                           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered

None                                      None
----                                      ----
If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration file number to which this form relates:
                                                                   -------------
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                             Stock Purchase Rights
                             ---------------------
                                (Title of class)

         This Form 8-A/A-2 amends and restates the Form 8-A/A filed by Charming Shoppes, Inc. (the "Company") on April 28, 1999, relating to its Rights Agreement with American Stock Transfer & Trust Company, dated as of April 28, 1999, as amended and restated on February 1, 2001, (the "Rights Agreement") filed as an exhibit hereto.

Item 1.  Description of Registrant's Securities to be Registered.

         On April 12, 1999, pursuant to the Rights Agreement, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock, $.10 par value, of the Company (the "Common Shares") payable upon the close of business on April 26, 1999. Each Right will entitle the registered holder to purchase from the Company one three-hundredth of a share of Series A Junior Participating Preferred Stock, or, under certain circumstances, a combination of securities and assets of equivalent value, at a Purchase Price of $20.00, subject to adjustment. The Purchase Price may be paid in cash or, if the Company permits, by the delivery of Rights under certain circumstances. The description and terms of the Rights are set forth in the Rights Agreement.

         Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Stock Acquisition Date"), or (ii) the close of business on such date as may be fixed by the Board of Directors of the Company after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) Common Share certificates issued after April 26, 1999 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options or stock appreciation rights or under any other benefit plan for employees or directors or in connection with the exercise of warrants or the conversion of convertible securities, only Common Shares issued after April 12, 1999 and prior to the Distribution Date will be issued with Rights.

         In the event that at any time following the Distribution Date a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of

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the Purchase Price upon exercise of the Rights following any such event, the
Company may permit the holders simply to surrender the Rights under certain circumstances in which event they will be entitled to receive Common Shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person will be null and void. Rights are not exercisable until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the third preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the third preceding paragraph are referred to as the "Triggering Events."

                  The Rights will not be exercisable until the Distribution Date and will expire at the close of business on April 25, 2009, unless earlier redeemed by the Company as described below. The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to certain anti-dilution adjustments.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right, subject to adjustment. The ten-day period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors only in certain respects.

         This summary description of the Rights granted under the Rights Agreement does not purport to be complete and is qualified in its entirety to the Rights Agreement, which is filed as

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

Exhibit 4.1 to our report on Form 10-K for the fiscal year ended February 3, 2001 and is herein incorporated by reference.

Item 2.  Exhibits.

      1. Amended and Restated Rights Agreement, dated as of February 1, 2001, between Charming Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by herein by reference to Exhibit 4.1 to the Registrant's report on Form 10-K for the fiscal year ended February 3, 2001).



























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

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CHARMING SHOPPES, INC.

                                       By: /s/ Eric M. Specter
                                          --------------------
                                          Name: Eric M. Specter
                                          Title: Executive Vice President


Dated:  May 2, 2002




















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

                               Index of Exhibits
                               -----------------

 Exhibit No.                                            Exhibit
 -----------                                            -------

      1. Amended and Restated Rights Agreement, dated as of February 1, 2001, between Charming Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by herein by reference to Exhibit 4.1 to the Registrant's report on Form 10-K for the fiscal year ended February 3,
                    2001).













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